Exhibit 99.1

For Immediate Release

Stantec designing new P3 Hospitals in Kelowna and Vernon, British Columbia
Projects represent the largest healthcare infrastructure investment in Interior BC

EDMONTON AB (October 2, 2008) TSX, NYSE:STN

Stantec has been named part of the Infusion Health consortia engaged to deliver the largest single investment on record in the health system for the Interior of British Columbia. The C$432.5-million expansion project is being undertaken as a Public-Private Partnership (P3) between Infusion Health and the Interior Health Authority of British Columbia.

“Stantec has been involved in a number of successful P3 projects across Canada and we bring that experience as well as our talents in healthcare design to the Infusion Health team,” says Tony Franceschini, Stantec President & CEO. “We see P3 projects and alternative project delivery as a growing market and an effective way for governments to provide much needed infrastructure expansion to cities and municipalities throughout the country.”

Stantec is designing several facets of the project, including the architectural, mechanical, electrical, structural, civil, and Leadership in Energy and Environmental Design (LEED) consulting services for both the Kelowna and Vernon hospitals. Infusion Health is a joint venture of Bilfinger Berger Project Investments and John Laing Infrastructure. The construction partners include Graham Design Builders and the facilities management service provider is Black and McDonald Limited. The project is targeting LEED gold certification for the two hospital expansions.

The new patient care tower at Kelowna General Hospital (KGH) will include a new consolidated outpatient department, new emergency department, new operating rooms, a rooftop helipad, two shelled-in floors for inpatient beds, a new renal dialysis department and a clinical academic campus for a University of British Columbia (UBC) faculty of medicine.

The tower at Vernon Jubilee Hospital (VJH) will expand and modernize services for patients, including new operating rooms, new emergency room, a new intensive care unit, a new maternity and pediatrics ward, an expanded and consolidated outpatient department and two new shelled-in floors for inpatient beds.

Stantec has been involved in other major P3 projects including the Anthony Henday Ring Road in Edmonton, Alberta, the Britannia Mine, Kicking Horse Canyon transportation improvements, as well as the Abbotsford Hospital and Cancer Centre in British Columbia.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Media Relations Stantec (780) 917-7441 jay.averill@stantec.com
One Team. Infinite Solutions.